UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

LINE Corporation

(Name of Subject Company)

LINE Corporation

(Names of Person(s) Filing Statement)

Shares of Common Stock (“Shares”)

American Depositary Shares (“ADSs”), each representing one Share

(Title of Class of Securities)

ISIN JP3966750006 (Shares)

CUSIP 53567X101 (ADSs)

(CUSIP Number of Class of Securities)

Satoshi Yano

JR Shinjuku Miraina Tower, 23rd Floor

4-1-6 Shinjuku

Shinjuku-ku, Tokyo, 160-0022, Japan

+81-3-4316-2050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Toshiro Mochizuki, Esq.

Shearman & Sterling LLP

Fukoku Seimei Building, 9th Floor

2-2-2 Uchisaiwaicho

Chiyoda-ku, Tokyo 100-0011

+81-3-5251-1601

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of the following communications relating to the contemplated tender offer (the “Planned Offer”) by NAVER Corporation (“NAVER”) and SoftBank Corp. (“SoftBank” and, together with NAVER, the “Bidders”) to acquire, directly or indirectly through one or more affiliates, (i) all of the outstanding Shares and ADSs of LINE Corporation (“LINE,” “we,” “us” or “our”), exclusive of Shares and ADSs held by NAVER, (ii) all of the outstanding stock acquisition rights issued by LINE to purchase Shares, and (iii) all of LINE’s zero coupon convertible bonds due 2023 and due 2025 issued on September 20, 2018 that may be converted into Shares, exclusive of convertible bonds held by NAVER. The Planned Offer would be one part of a series of transactions among LINE, Z Holdings Corporation (“Z Holdings”), NAVER and SoftBank that, if consummated, would result in making LINE a privately held company and integrating the business operations of LINE and Z Holdings (the “Planned Transaction”). The commencement of the Planned Offer and the Planned Transaction is conditioned on the satisfaction of certain conditions precedent set forth in a definitive business integration agreement dated December 23, 2019 among LINE, Z Holdings, NAVER and SoftBank.

  Joint press release issued by LINE and Z Holdings, dated December 23, 2019, which was furnished on Form 6-K by LINE on December 23, 2019, and is incorporated herein by reference.
  Press release issued by LINE, dated December 23, 2019 (which includes, as an attachment thereto, a joint press release issued by NAVER and SoftBank entitled “Notice Concerning the Planned Commencement of the Joint Tender Offer for Shares of LINE Corporation (Securities Code: 3938)”, dated December 23, 2019), which was furnished on Form 6-K by LINE on December 23, 2019, and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint press release issued by LINE and Z Holdings, dated December 23, 2019 (incorporated by reference to the Form 6-K furnished by LINE on December 23, 2019).
99.2	Press release issued by LINE, dated December 23, 2019 (which includes, as an attachment thereto, a joint press release issued by NAVER and SoftBank entitled “Notice Concerning the Planned Commencement of the Joint Tender Offer for Shares of LINE Corporation (Securities Code: 3938)”, dated December 23, 2019) (incorporated by reference to the Form 6-K furnished by LINE on December 23, 2019).

Important Additional Information and Where to Find It

The Planned Offer referred to in the communications to which this Schedule 14D-9C relates has not yet commenced. These communications are neither a recommendation, an offer to purchase nor a solicitation of an offer to sell any securities. Should the Planned Offer be commenced, the solicitation and the offer to buy the securities that are the subject of the Planned Offer will be made pursuant to an offer to purchase and related materials that the Bidders will file with the Securities and Exchange Commission (the “SEC”). At the time the Planned Offer is commenced, the Bidders will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter we will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Planned Offer. A Transaction Statement on Schedule 13E-3 in connection with the Planned Transaction would also be filed. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents), the Solicitation/Recommendation Statement and the Transaction Statement will contain important information that should be read carefully and considered before any decision is made with respect to the Planned Offer. We and the Bidders will file other relevant materials in connection with the Planned Offer and Planned Transaction. All of the tender offer materials (and all other materials filed by us with the SEC) will also be available free of charge from the SEC through its website at www.sec.gov. INVESTORS AND SHAREHOLDERS OF LINE ARE ADVISED TO READ THE SCHEDULE TO, THE SCHEDULE 14D-9 AND THE SCHEDULE 13E-3, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF LINE, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE PLANNED OFFER OR WHETHER TO TENDER THEIR SECURITIES PURSUANT TO THE PLANNED OFFER, BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PLANNED TRANSACTION (INCLUDING THE TERMS AND CONDITIONS OF THE PLANNED OFFER) AND THE PARTIES THERETO.

Forward-Looking Statements

The communications to which this Schedule 14D-9C relates contain forward-looking statements with respect to our current plans, estimates, strategies and beliefs, including, without limitation, the statements made concerning the Planned Offer and the Planned Transaction. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “aim,” “plan,” “likely to,” “target,” “contemplate,” “predict,” “potential” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to us, speak only as of the date hereof and are based on our current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond our control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this Schedule 14D-9C. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and we do not intend to update any of these forward-looking statements. Risks and uncertainties that might affect us, the Planned Offer or the Planned Transaction include, but are not limited to, those relating to:

•	whether the Planned Offer will be commenced or will close;
•	the timing of the Planned Offer;
•	obtaining the requisite consents to the Planned Offer and the Planned Transaction, including, without limitation, the risk that a regulatory approval that may be required for the Planned Transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;
•	whether the conditions for the Planned Offer and the Planned Transaction will be satisfied or waived;
•	the possibility that, prior to the completion of the Planned Transaction, our business and our relationships with employees, collaborators, vendors and other business partners may experience significant disruption due to transaction-related uncertainty;
•	shareholder litigation in connection with the Planned Offer or the Planned Transaction potentially resulting in significant costs of defense, indemnification and liability; and
•	the risks and uncertainties pertaining to our business, including those detailed under “Risk Factors” and elsewhere in our public periodic filings with the SEC, as well as the tender offer materials that may be filed by the Bidders, the Solicitation / Recommendation Statement that may be filed by us, and the Transaction Statement that may be filed, all in connection with the Planned Offer or the Planned Transaction if they are commenced.